SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                                                         17 April 2003

SkyePharma PLC

Filing of Documents

Report and Accounts for the year ended 31st December 2002 Notice of Annual General Meeting 2003 and Chairman's Letter
Example of Proxy Voting Form

Copies of the above documents have been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7676 1000

Ends

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                SkyePharma PLC

                                                                        By: /s/ Douglas Parkhill

                                                                        Name: Douglas Parkhill
                                                                           Title: Company Secretary

Date:   April 17, 2003